Mail Stop 3561

April 17, 2008

Via Fax & U.S. Mail

Mr. Mark T. Spears
Chief Financial Officer
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602

> **Re:** **LKQ Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 000-50404**

Dear Mr. Spears:

We have reviewed your response letter dated April 11, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Income, page 50

1. We note from your response to our prior comment 5 that you do not charge a fee for the review of repair estimates or direct quotation services to insurance adjusters and you do not adjust the price of your parts for customers for whom you perform these services. Please provide us more details about the nature of these services and tell us how you have analyzed your revenue generating activities under EITF 00-21 to determine if the arrangements involve multiple deliverables which contain more than one unit of accounting.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief